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UNITED STATES	OMB Number: 3235-0167
SECURITIES AND EXCHANGE COMMISSION	Expires: November 31, 2010
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number    000-52740

The Resourcing Solutions Group, Inc.

(Exact name of registrant as specified in its charter)

7621 Little Ave., Ste. 100
Charlotte, NC   28226
(704) 643-0676

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ X ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  291

Pursuant to the requirements of the Securities Exchange Act of 1934, The Resourcing Solutions Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2010	By:	/s/ Gary Musselman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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